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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

December 21, 2016

Ms. Jaea Hahn

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	National Security Variable Account N

NScore Lite III Individual Variable Annuity

Post-Effective Amendment No. 12

File Nos. 811-10619 & 333-164068

Dear Ms. Hahn:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced post-effective amendment (the “Post-Effective Amendment”), which you communicated to me by telephone on December 12, 2016. Registrant filed the Post-Effective Amendment with the Commission on October 27, 2016 pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”). Registrant filed 9 other post-effective amendments with the Commission on October 27, 2016 pursuant to Rule 485(a) under the 1933 Act (collectively, along with the Post-Effective Amendment, the “ONLIC filings”).

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Registrant will give effect to disclosure changes made in response to Staff comments by means of post-effective amendments filed pursuant to Rule 485(b) under the 1933 Act.

Comments

1. General Comment – Please respond to the comments via EDGAR Correspondence. Please confirm that all missing or bracketed information, including financial information and exhibits, will be included in a following post-effective amendment.

Response: Registrant confirms that any missing or bracketed information, including financial information and exhibits, will be included in the 485(b) post-effective amendment.

Ms. Hahn

December 21, 2016

2. Company Acknowledgement – In lieu of the “Tandy” representation, the Staff reminds the Registrant and Depositor and their management that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: We acknowledge that the Securities and Exchange Commission has reminded us that Registrant and Depositor and their management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

3. Specific Comments on Filings – The comments are given as to NScore Lite III. To the extent any comments apply to the other filings, please make them in those filings.

Response: To the extent such comments apply to the following post-effective amendment filings by Registrant, Ohio National Variable Account A, our responses are applicable to each such filing and changes will be made to each applicable filing:

Product filing	40 Act File No.	33 Act File No.

NScore Premier, Post-Effective Amendment No. 22	811-10619	333-125856
NScore Xtra, Post-Effective Amendment No. 29	811-10619	333-76350
NScore Value, Post-Effective Amendment No. 20	811-10619	333-131513
NScore Lite, Post-Effective Amendment No. 27	811-10619	333-76352
NScore Lite II, Post-Effective Amendment No. 12	811-10619	333-156428
NScore Premier II, Post-Effective Amendment No. 12	811-10619	333-164071
NScore Xtra II, Post-Effective Amendment No. 12	811-10619	333-164074
NScore Flex, Post-Effective Amendment No. 10	811-10619	333-164072
NScore Wrap, Post-Effective Amendment No. 10	811-01978	333-164076

4. Optional Asset Allocation Models Heading – Please consider highlighting in bold the heading “Important Information Concerning the….” on page 1.

Response: Registrant will ensure that the heading is in bold in the typeset, printed copy and to increase its prominence, has increased the font size of the heading.

5. Optional Asset Allocation Models Description – Please consider adding a brief description of the current dynamic Asset Allocation Models after the first paragraph including the following:

a. Describe how the current Asset Allocation Models invest in a set percentage of underlying funds.

b. Explain what’s meant by periodic update (ie whether they involve changes to just the percentage of underlying funds or changes to the makeup of the underlying funds).

c. Clarify what quarterly rebalancing of account values entails and how it differs from rebalancing of portfolio investments.

d.  Clarify where investors can find the most recent model allocation before they become static.

Ms. Hahn

December 21, 2016

Response: Registrant has added the following disclosure as the second paragraph of this section:

The Asset Allocation Models are designed to provide diversification among various investment classes and fund managers. Each Model offers a blend of equity and fixed investments, designed to fit different investment needs, by investing in a combination of the contract’s available Funds. ONII sets the makeup of each Model, allocating percentages to the underlying Funds. At the end of each quarter, variable account values allocated within each Model are rebalanced to maintain the mix of underlying Funds in the proportions established for each Model. Periodically, typically annually, ONII assesses the makeup of each of the Asset Allocation Models to determine if they continue to maintain the optimal level of investment return balanced against the designated risk tolerance for the model. If ONII determines changes to the Models are appropriate, it may change the underlying Funds in the Models or may change the percentage of the Models allocated to the underlying Funds. Please see Appendix C -- Asset Allocation Models of your prospectus or contact us at 877.446.6020 or your registered representative for more detailed information on the Models, including the current makeup of the Models.

6. Optional Asset Allocation Models – Static – Please consider revising sentence “The Model will remain invested” to clarify the potential consequences to investors, such as the model will remain invested in same portfolios and same percentages over time which may fail to optimize returns.

Response: Registrant has added the following as the second sentence of the paragraph:

That means the Model will remain invested in the same underlying Funds and in the same percentages among the Funds over time, which may fail to optimize returns since underperforming Funds will not be replaced within the Model and the underlying percentages will not be updated.

7. Effect of New Investment Restrictions – In each applicable section of the supplement, please clarify, if true, that if a contractowner adds new premium payments or requests a transfer that he/she must be in compliance with the new investment restrictions.

Response: The requested disclosure has been added to those sections where it is applicable.

8. Investment Restrictions for Certain Optional Riders – GMIB – The language for GMIB Plus with Annual Reset (2009) rider includes reference to model portfolios. Please clarify what these are.

Response: The disclosure has been deleted.

9. GLWB Preferred I.S. – Please consider revising the last two sentences to clarify that termination means that the contractowner’s rider will be canceled by the company.

Response: The last two sentences have been revised as follows:

If you cease to comply with the requirements described in “Investment Restrictions for Certain Optional Riders,” we will cancel your GLWB Preferred I.S. rider. If the rider is so canceled, a prorated annual rider charge will be assessed.

Additionally, similar changes have been made to all similar sentences in other sections.

Ms. Hahn

December 21, 2016

A marked copy of the supplement for NScore Lite III has been included in this response as Exhibit A.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Second Vice President and Counsel

Ms. Hahn

December 21, 2016

Exhibit A

•     National Security Life and Annuity Company

•     National Security Variable Account N

•     NScore Lite III   ●   NScore Premier II   ●   NScore Flex   ●   NScore Wrap

•     Supplement dated December 30, 2016

•     to the Prospectuses dated May 1, 2016

The following supplements and amends the prospectuses dated May 1, 2016, as previously supplemented:

•     The following supplements “Optional Asset Allocation Models” in the prospectus.

•     Optional Asset Allocation Models

Important Information Concerning the Asset Allocation Models after March 3, 2017

Ohio National Investments, Inc. (“ONII”), an affiliate of ours, has served as your investment adviser for the limited purpose of developing and updating the Asset Allocation Models. If you choose an Asset Allocation Model, ONII entered into an investment advisory agreement with you for this limited purpose. ONII’s role as investment adviser for development of and periodic updates to the Asset Allocation Models will terminate on March 3, 2017.

The Asset Allocation Models are designed to provide diversification among various investment classes and fund managers. Each Model offers a blend of equity and fixed investments, designed to fit different investment needs, by investing in a combination of the contract’s available Funds. ONII sets the makeup of each Model, allocating percentages to the underlying Funds. At the end of each quarter, variable account values allocated within each Model are rebalanced to maintain the mix of underlying Funds in the proportions established for each Model. Periodically, typically annually, ONII assesses the makeup of each of the Asset Allocation Models to determine if they continue to maintain the optimal level of investment return balanced against the designated risk tolerance for the model. If ONII determines changes to the Models are appropriate, it may change the underlying Funds in the Models or may change the percentage of the Models allocated to the underlying Funds. Please see Appendix C -- Asset Allocation Models of your prospectus or contact us at 877.446.6020 or your registered representative for more detailed information on the Models, including the current makeup of the Models.

On and after March 3, 2017, the Asset Allocation Models will become “static” (meaning they will no longer undergo periodic updates). That means each Model will remain invested in the same underlying Funds and in the same percentages among the Funds over time, which may fail to optimize returns since underperforming Funds will not be replaced within the Model and the underlying percentages will not be updated. The investment advisory agreement you have previously entered into with ONII will terminate, and ONII will no longer make updates to the Asset Allocation Models. You will receive notice of the termination of the investment advisory agreement and additional notice that the Asset Allocation Models are becoming static. The Asset Allocation Models will remain invested in accordance with the most recent model allocations. Your variable account values allocated to the Asset Allocation Models will continue to rebalance quarterly. You will not be required to take any action if you wish to continue participating in a static model.

Ms. Hahn

December 21, 2016

If you have the GPP rider, you must remain invested in a static model to keep your rider. If you have any GLWB, GPP (2012) or GMIB Plus with Annual Reset (2009) rider, you may remain invested in a static model and keep your rider, unless you make an additional purchase payment. If you wish to make an additional purchase payment or you wish to transfer out of the static model, you must comply with the investment restrictions for your rider in effect at the time of the payment or transfer.

•     The following supplements “Investment Restrictions for Certain Optional Riders” in the prospectus.

•     Investment Restrictions for Certain Optional Riders

Beginning March 3, 2017, for any GLWB or GPP (2012) riders applied for on or after October 1, 2012, your purchase payments and Contract Value must be allocated in accordance with the restrictions specified below. The revised investment restrictions will apply to new purchases of one of these riders, future purchase payments and transfer requests. If you purchased one of these riders prior to March 3, 2017 and you do not make any additional purchase payments or transfer requests after the change in investment restrictions, the revised investment restrictions will not apply to you. The Fixed Accumulation Account is not an available investment option with any GLWB or GPP (2012). Your purchase payments and Contract Value must be allocated in compliance with the restrictions specified below:

(1)

at least 50% must be allocated to investment options included in Category 1; provided, however, that you may not allocate more than 50% of your total purchase payments or Contract Value to any one investment option within Category 1; and

(2)

no more than 50% may be allocated to investment options included in Category 2; provided, however, that you may not allocate more than 25% of your total purchase payments or Contract Value to any one investment option within Category 2.

The investment options available in each Category for any GLWB or GPP (2012) riders applied for on or after October 1, 2012 are:

INVESTMENT OPTIONS

CATEGORY 1

Ohio National Fund, Inc.

Risk Managed Balanced Portfolio

AB Variable Product Series Fund, Inc.

AB VPS Global Risk Allocation-Moderate Portfolio

Federated Insurance Series

Federated Managed Tail Risk Fund II

Franklin Templeton Variable Insurance Products Trust

Franklin VolSmart Allocation VIP Fund

Legg Mason Partners Variable Equity Trust

QS Legg Mason Dynamic Multi-Strategy VIT Portfolio

Northern Lights Variable Trust

TOPS® Managed Risk Balanced ETF Portfolio

TOPS® Managed Risk Moderate Growth ETF Portfolio

PIMCO Variable Insurance Trust

PIMCO Global Diversified Allocation Portfolio

Ms. Hahn

December 21, 2016

CATEGORY 2

Ohio National Fund, Inc.

Balanced Portfolio

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco V.I. Balanced-Risk Allocation Fund

AB Variable Products Series Fund, Inc.

AB VPS Dynamic Asset Allocation Portfolio

Federated Insurance Series

Federated Managed Volatility Fund II

Fidelity® Variable Insurance Products Fund

Fidelity® VIP Target Volatility Portfolio

Goldman Sachs Variable Insurance Trust

Goldman Sachs Global Trends Allocation Fund

Janus Aspen Series

INTECH U.S. Low Volatility Portfolio

Lazard Retirement Series

Lazard Retirement Global Dynamic Multi Asset Portfolio

Northern Lights Variable Trust

TOPS® Managed Risk Growth ETF Portfolio

Beginning March 3, 2017, if you applied for the GLWB Plus, Joint GLWB Plus or GPP (2012) rider before October 1, 2012, your purchase payments and Contract Value must be allocated in accordance with the restrictions specified below. The revised investment restrictions will apply to future purchase payments and transfer requests. If you do not make any additional purchase payments or transfer requests after the change in investment restrictions, the new investment restrictions will not apply to you. The Fixed Accumulation Account is not an available investment option with the GLWB Plus, Joint GLWB Plus or GPP (2012). Your purchase payments and Contract Value must be allocated in compliance with the restrictions specified below:

(1)

at least 50% must be allocated to investment options included in Category 1; provided, however, that you may not allocate more than 50% of your total purchase payments or Contract Value to any one investment option within Category 1; and

(2)

no more than 50% may be allocated to investment options included in Category 2; provided, however, that you may not allocate more than 25% of your total purchase payments or Contract Value to any one investment option within Category 2.

The investment options available in each Category if you applied for the GLWB Plus, Joint GLWB Plus or GPP (2012) before October 1, 2012 are:

INVESTMENT OPTIONS

CATEGORY 1

AB Variable Product Series Fund, Inc.

AB VPS Global Risk Allocation-Moderate Portfolio

Federated Insurance Series

Federated Managed Tail Risk Fund II

Franklin Templeton Variable Insurance Products Trust

Franklin VolSmart Allocation VIP Fund

Legg Mason Partners Variable Equity Trust

QS Legg Mason Dynamic Multi-Strategy VIT Portfolio

Northern Lights Variable Trust

TOPS® Managed Risk Balanced ETF Portfolio

TOPS® Managed Risk Moderate Growth ETF Portfolio

TOPS® Managed Risk Growth ETF Portfolio

PIMCO Variable Insurance Trust

PIMCO Global Diversified Allocation Portfolio

Ms. Hahn

December 21, 2016

CATEGORY 2

Ohio National Fund, Inc.

Balanced Portfolio

Risk Managed Balanced Portfolio

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco V.I. Balanced-Risk Allocation Fund

AB Variable Products Series Fund, Inc.

AB VPS Dynamic Asset Allocation Portfolio

Federated Insurance Series

Federated Managed Volatility Fund II

Fidelity® Variable Insurance Products Fund

Fidelity® VIP Target Volatility Portfolio

Goldman Sachs Variable Insurance Trust

Goldman Sachs Global Trends Allocation Fund

Janus Aspen Series

INTECH U.S. Low Volatility Portfolio

Lazard Retirement Series

Lazard Retirement Global Dynamic Multi Asset Portfolio

Beginning March 3, 2017, if you selected the GMIB Plus with Annual Reset (2009) rider, your purchase payments and Contract Value must be allocated in accordance with the restrictions specified below. The revised investment restrictions will apply to future purchase payments and transfer requests. If you do not make any additional purchase payments or transfer requests after the change in investment restrictions, the new investment restrictions will not apply to you.

(1)	Some or all of your purchase payments or Contract Value may be allocated to the Fixed Accumulation Account. See “Fixed Accumulation Account” for more details.

(2)	Any portion of your purchase payments or Contract Value that is not allocated to the Fixed Accumulation Account must be allocated ~~in compliance with either (a) or (b):~~as specified below:

~~(a)~~	~~100% must be allocated to one of the following portfolios: ON Moderately Conservative Model Portfolio, ON Balanced Model Portfolio or ON Moderate Growth Model Portfolio.~~

~~or~~

(b)	(i) at least 30% must, but no more than 60% may, be allocated to investment options included in Category 1;

(ii) no more than 70% may be allocated to investment options included in Category 2;

(iii) no more than 25% may be allocated to investment options included in Category 3; and

(iv) no more than 15% may be allocated to investment options included in Category 4.

The investment options available for the GMIB Plus with Annual Reset (2009) in each Category are:

Ms. Hahn

December 21, 2016

INVESTMENT OPTIONS

CATEGORY 1

Ohio National Fund, Inc.

Bond Portfolio

Fidelity® Variable Insurance Products Fund

Fidelity® VIP Government Money Market Portfolio

Janus Aspen Series

Flexible Bond Portfolio

Legg Mason Partners Variable Income Trust

Western Asset Core Plus VIT Portfolio

PIMCO Variable Insurance Trust

PIMCO Real Return Portfolio

PIMCO Total Return Portfolio

PIMCO Short-Term Portfolio

PIMCO Low Duration Portfolio

The Universal Institutional Funds, Inc.

Morgan Stanley UIF Core Plus Fixed Income Portfolio

Ms. Hahn

December 21, 2016

CATEGORY 2

Ohio National Fund, Inc.

Equity Portfolio

Omni Portfolio

S&P 500® Index Portfolio

Strategic Value Portfolio

Nasdaq-100® Index Portfolio

Bristol Portfolio

Bristol Growth Portfolio

Balanced Portfolio

Target VIPS&P MidCap 400® Index Portfolio

Risk Managed Balanced Portfolio

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco V.I. Balanced-Risk Allocation Fund

AB Variable Products Series Fund, Inc.

AB VPS Dynamic Asset Allocation Portfolio

AB VPS Global Risk Allocation-Moderate Portfolio

AB VPS Growth & Income Portfolio

Dreyfus Variable Investment Fund

Appreciation Portfolio

Federated Insurance Series

Federated Managed Volatility Fund II

Federated Managed Tail Risk Fund II

Fidelity® Variable Insurance Products

Fidelity® VIP Contrafund® Portfolio

Fidelity® VIP Growth Portfolio

Fidelity® VIP Equity-Income Portfolio

Fidelity® VIP Target Volatility Portfolio

Franklin Templeton Variable Insurance Products Trust

Franklin Income VIP Fund

Franklin Flex Cap Growth VIP Fund

Franklin Founding Funds Allocation VIP Fund

Templeton Foreign VIP Fund

Franklin VolSmart Allocation VIP Fund

Goldman Sachs Variable Insurance Trust

Goldman Sachs Large Cap Value Fund

Goldman Sachs U.S. Equity Insights Fund

Goldman Sachs Strategic Growth Fund

Goldman Sachs Global Trends Allocation Fund

Ivy Variable Insurance Portfolios

Ivy VIP Asset Strategy

Janus Aspen Series

Janus Portfolio

Balanced Portfolio

INTECH U.S. Low Volatility Portfolio

Lazard Retirement Series

Lazard Retirement U.S. Strategic Equity Portfolio

Lazard Retirement Global Dynamic Multi Asset Portfolio

Legg Mason Partners Variable Equity Trust

ClearBridge Variable Dividend Strategy Portfolio

ClearBridge Variable Large Cap Value Portfolio

QS Legg Mason Dynamic Multi-Strategy VIT Portfolio

MFS® Variable Insurance Trust

MFS® Total Return Series

MFS® Variable Insurance Trust II

MFS® Massachusetts Investors Growth Stock Portfolio

Northern Lights Variable Trust

TOPS® Managed Risk Balanced ETF Portfolio

TOPS® Managed Risk Moderate Growth ETF Portfolio

TOPS® Managed Risk Growth ETF Portfolio

PIMCO Variable Insurance Trust

PIMCO Global Bond Portfolio (Unhedged)

PIMCO Global Diversified Allocation Portfolio

The Prudential Series Fund, Inc.

Jennison Portfolio

Jennison 20/20 Focus Portfolio

The Universal Institutional Funds, Inc.

Morgan Stanley UIF Growth Portfolio

Ms. Hahn

December 21, 2016

CATEGORY 3

Ohio National Fund, Inc.

International Portfolio

Aggressive Growth Portfolio

High Income Bond Portfolio

Capital Appreciation Portfolio

Mid Cap Opportunity Portfolio

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)

Invesco V.I. International Growth Fund

Federated Insurance Series

Federated Kaufmann Fund II

Fidelity® Variable Insurance Products

Fidelity® VIP Mid Cap Portfolio

JPMorgan Insurance Trust

JPMorgan Insurance Trust Mid Cap Value Portfolio

Janus Aspen Series

Overseas Portfolio

Global Research Portfolio

Lazard Retirement Series

Lazard Retirement International Equity Portfolio

MFS® Variable Insurance Trust

MFS® Mid Cap Growth Series

Neuberger Berman Advisers Management Trust

AMT Mid Cap Intrinsic Value Portfolio

CATEGORY 4

Ohio National Fund, Inc.

International Small-Mid Company Portfolio

ClearBridge Small Cap Portfolio

Small Cap Growth Portfolio

Bryton Growth Portfolio

AB Variable Products Series Fund, Inc.

AB VPS Small Cap Growth Portfolio

Fidelity® Variable Insurance Products

Fidelity® VIP Real Estate Portfolio

Ivy Variable Insurance Portfolios

Ivy VIP Global Natural Resources

Ivy VIP Science and Technology

JPMorgan Insurance Trust

JPMorgan Insurance Trust Small Cap Core Portfolio

Lazard Retirement Series

Lazard Retirement U.S. Small-Mid Cap Equity Portfolio

Lazard Retirement Emerging Markets Equity Portfolio

MFS® Variable Insurance Trust

MFS® New Discovery Series

PIMCO Variable Insurance Trust

PIMCO CommodityRealReturn® Strategy Portfolio

Royce Capital Fund

Royce Micro-Cap Portfolio

Royce Small-Cap Portfolio

The Universal Institutional Funds, Inc.

Morgan Stanley UIF U.S. Real Estate Portfolio

•     The following supplements “Optional Guaranteed Lifetime Withdrawal Benefit (‘GLWB’) Riders” in the prospectus.

•     GLWB Preferred I.S.

•     Investment Restrictions.

Effective March 3, 2017, in order to have the GLWB Preferred I.S. rider, you must allocate your purchase payments and Contract Value in accordance with the Fund Category requirements described in “Investment Restrictions for Certain Optional Riders.” If you purchased the GLWB Preferred I.S. rider prior to March 3, 2017, these revised requirements will only apply to you if you make additional purchase payments or transfer requests. You may not allocate purchase payments or Contract Value to the Fixed Accumulation Account. You may allocate purchase payments to the Enhanced DCA account and transfer amounts in accordance with the investment

Ms. Hahn

December 21, 2016

restrictions. ~~The GLWB Preferred I.S. rider will be terminated if~~ If you cease to comply with the requirements described in “Investment Restrictions for Certain Optional Riders~~.”~~,” we will cancel your GLWB Preferred I.S. rider. If the rider is so ~~terminated~~canceled, a prorated annual rider charge will be assessed.

•      GLWB Plus

•      Investment Restrictions.

Effective March 3, 2017, in order to have the GLWB Plus rider, you must allocate your purchase payments and Contract Value in accordance with the Fund Category requirements described in “Investment Restrictions for Certain Optional Riders.” If you purchased the GLWB Plus rider prior to March 3, 2017, these revised requirements will only apply to you if you make additional purchase payments or transfer requests. You may not allocate purchase payments or Contract Value to the Fixed Accumulation Account. You may allocate purchase payments to the Enhanced DCA account and transfer amounts in accordance with the investment restrictions. ~~The GLWB Plus will be terminated if~~If you cease to comply with the requirements described in “Investment Restrictions for Certain Optional Riders~~.”~~,” we will cancel your GLWB Plus rider. If the rider is so ~~terminated~~canceled, a prorated annual rider charge will be assessed.

•    The following supplements “Optional Guaranteed Minimum Income Benefit (‘GMIB’) Riders” in the prospectus.

•      GMIB Plus with Annual Reset (2009)

•     Investment Restrictions.

~~Effective March 3, 2017, in order to have the GMIB Plus with~~ Annual Reset (2009) rider, you must allocate any variable account portion of your purchase payments and Contract Value ~~to (a) one of ON Moderately Conservative Model Portfolio, ON Balanced Model Portfolio or ON Moderate Growth Model Portfolio or (b)~~ in accordance with the Fund Category requirements described in “Investment Restrictions for Certain Optional Riders.” These revised requirements will only apply to you if you make additional purchase payments or transfer requests. You may allocate all or any portion of your purchase payments and Contract Value to the Fixed Accumulation Account. ~~The GMIB Plus with Annual Reset (2009) rider will be terminated if~~If you cease to comply with the requirements described in “Investment Restrictions for Certain Optional Riders~~.”~~,” we will cancel your GMIB Plus with Annual Reset (2009) rider. If the rider is so ~~terminated~~canceled, a prorated annual rider charge will be assessed.

•    The following supplements “Optional Guaranteed Principal Protection (‘GPP’)” in the prospectus.

Effective March 3, 2017, in order to have the GPP (2012) rider, you must allocate your purchase payments and Contract Value in accordance with the Fund Category requirements described in “Investment Restrictions for Certain Optional Riders.” If you purchased the GPP (2012) rider prior to March 3, 2017, these revised requirements will only apply to you if you make additional purchase payments or transfer requests. You may not allocate purchase payments or Contract Value to the Fixed Accumulation Account. You may allocate purchase payments to the Enhanced DCA account and transfer amounts in accordance with the investment restrictions. ~~The GPP (2012) rider will be terminated if~~If you cease to comply with the requirements described in “Investment Restrictions for Certain Optional Riders~~.”~~,” we will cancel your GPP (2012) rider. If the rider is so ~~terminated~~canceled, a prorated annual rider charge will be assessed.